FREESEAS INC.
AND
FREE BULKERS, S.A.

AMENDED AND RESTATED SERVICES AGREEMENT
Dated effective as of 1 October 2008

-i-

THIS AMENDED AND RESTATED SERVICES AGREEMENT (the “Agreement”) is made effective as of the 1st day of October, 2008.
BETWEEN:
(1)	FREESEAS INC. (the “Company”), a company incorporated in the Republic of the Marshall Islands; and
(2)	FREE BULKERS, S.A. (the “Manager”), a company incorporated in the Republic of the Marshall Islands.
WHEREAS:
(A)	The Company appointed the Manager to manage the business of the Company and its various ship-owning subsidiaries (the “Subsidiaries”) from time to time and their respective operations and external affairs and the Manager accepted such appointment.

(B)	The Parties wish to amend and restate the terms and conditions of the appointment of the Manager as herein set forth.
NOW THEREFORE IT IS HEREBY AGREED:
1. DEFINITIONS
1.1	In this Agreement, the following terms shall have the following meanings:

“Board” means the Board of Directors of the Company or of a Subsidiary (as the context may require) and references in this Agreement to the Board or any board of directors of the Company or any or all of the Subsidiaries shall be deemed to include in the alternative a reference to any duly constituted committee thereof or to any person or persons duly authorized to exercise the power in question by either the Board or such board of directors or such a committee (as appropriate);

“Bonus” has the meaning given to it in Clause 7;

“Effective Date” means 1 October, 2008;

“Euro” means the single currency of participating member states of the European Union;

“GAAP” means generally accepted accounting principles and “U.S. GAAP” means those principles as determined in the United States of America;

“Management Agreement” and “Management Agreements” have the meanings given to them in Clause 2.4;

“Management Fees” has the meaning given to it in Clause 6.1; “Management Services” has the meaning given to it in Clause 2.1, and shall include the

Accounting Services as described in Clause 3.1.11;

“Ships” means ships owned and operated by the Company or its Subsidiaries during the Term;

“Subsidiary” means any entity of which a majority of the outstanding equity interests are owned, directly or indirectly, by the Company; and

“Term” has the meaning given to it in Clause 2.2.

1.2	References to “Clauses” and “Sub-Clauses” shall be references to Clauses and Sub-Clauses of this Agreement.
2. APPOINTMENT AND TERM
2.1	The Company hereby appoints the Manager to perform the services set forth in Clause 3 (the “Management Services”) and the Manager agrees to perform the Management Services, subject to the terms and conditions set out in this Agreement.

2.2	The appointment of the Manager to perform the Management Services shall continue for an initial term of ten (10) years (the “Term”) commencing from the Effective Date, which Term shall be deemed to be automatically extended on or before each anniversary of the Effective Date for an additional one (1) year, unless such appointment is earlier terminated in accordance with Clause 10.

2.3	The Manager may appoint any person or entity (the “Sub-Manager”), at any time during the Term of this Agreement, to discharge any of the Manager’s duties and, in particular, to act as agent and/or sub-contractor in connection with the performance of such of the Management Services, and with respect to such Ships, as the Manager may determine to be necessary or advisable in its reasonable discretion. Any such agreement with a Sub-Manager must be in writing and upon commercially reasonable terms, and a copy of any such agreement must be provided to the Company not less than ten (10) business days’ before its execution by the Manager. Notwithstanding the foregoing, no such appointment of a Sub-Manager shall relieve the Manager of any of its responsibilities, obligations or liabilities to the Company and each Subsidiary hereunder.

2.4	In order to assure consistent management of all Ships owned by the Company and its Subsidiaries, the Company agrees that it shall cause each Subsidiary acquired after the Effective Date of this Agreement to enter into a Ship Management Agreement with the Manager (each such Ship Management Agreement, as may be amended from time to time, is referred to herein individually as a “Management Agreement” and collectively with each other Management Agreement as may be in effect from time to time as the “Management Agreements”), on substantially the same terms and conditions as the Management Agreements then in effect.

3. MANAGEMENT SERVICES
3.1	In consideration of the payment of the Management Fees, the Manager shall, for and on behalf of the Company and each Subsidiary:
3.1.1	provide planning, managerial and advisory services in respect of the whole operations of the Company and the Subsidiaries;

3.1.2	provide or contract for all general administrative, office and support services necessary for the operation of the Company and of each Subsidiary and each Ship including the employment of technical and clerical personnel, accountants and managerial staff, the provision of telecommunications, accounting and data processing services and the provision of office space at the Manager’s offices;

3.1.3	seek suitable Ships for purchase and/or determine Ships suitable for sale by the Subsidiaries and negotiate the terms of any such purchase or sale and arrange and complete the acquisition, sale or other disposition of the Ships; provided that the Manager shall only enter into a binding commitment on the part of the Company or the relevant Subsidiary with any third party in respect of the sale or purchase of the Ships after receiving express authority from the Board of the Company and of the relevant Subsidiary to do so;

3.1.4	supervise and perform the delivery of the Ships to and by the Company and the Subsidiaries;

3.1.5	in the case of the Company and the relevant Subsidiary, seek employment for the Ships and negotiate, arrange, complete and supervise the chartering or other employment of the Ships (and keep the Board of the Company and the relevant Subsidiary informed on a regular basis of the employment and location of the Ship); provided that the Manager shall not enter into any binding charterparty or other contract of employment for a Ship for a period of longer than twelve (12) months (or such shorter period as may be determined by the Company and notified to the Manager) without receiving the express authority of the Company and the relevant Subsidiary;

3.1.6	provide bunkers and lubricants necessary for the operation of the fleet;

3.1.7	upon prior instructions from the Board of the Company, negotiate all borrowing and deposit or lending arrangements of the Company and the Subsidiaries and supervise the implementation of such arrangements and advise the Board and the relevant Subsidiary from time to time of the arrangements for financing the acquisition and the operation of Ships; provided that the Manager shall only enter into any binding commitment in respect of any borrowing or financing after receiving express authority from the Company and the relevant Subsidiary to do so;

3.1.8	open and operate such bank accounts with such bankers and in such names as the Company and/or the relevant Subsidiary may require and liaise with the Company and the relevant Subsidiary and instruct the Bankers and such Subsidiary in connection with their respective obligations and duties;

3.1.9	provide customary technical management services including in relation to but not limited to voyage operation, superintendence, surveys, maintenance, drydocking, repairs, alterations, maintenance and renewals to hull, machinery, boilers, auxiliaries, equipment and accommodation;

3.1.10	provide at cost price officers and crew and perform all customary owners’ obligations in relation to manning and crew welfare and amenities and usual services to the Ships;

3.1.11	keep separate books, records and accounts relating to all the activities of the Company, each Subsidiary and of each Ship in accordance with the advice of the internal auditor of the Company from time to time, with good business and shipping accounting practices, and in order to comply with the requirements of U.S. GAAP, any stock exchange on which all or any part of the Company’s share capital is listed (the “Exchange Rules”), the rules and regulations of the US Securities and Exchange Commission (the “SEC Rules”), and all applicable laws and regulations of the Marshall Islands, Liberia, the Bahamas and each other jurisdiction in which a Subsidiary is organized or in which a Ship is flagged (collectively, the “Accounting Services”). The Accounting Services shall include all financial and accounting services to the Company necessary in connection with the Company’s compliance with the SEC Rules and the Exchange Rules relating to the preparation and maintenance of the Company’s accounting records in accordance with U.S. GAAP, preparing and filing financial statements with the US Securities and Exchange Commission (the “SEC”) and Nasdaq in accordance with applicable financial reporting requirements, and developing, implementing, monitoring and assessing the Company’s internal controls, including, without limitation, the following:
(a)	assist with the internal audit of the Company’s records and with the maintenance of the Company’s general ledger and other internal accounting records and reports;

(b)	assist with the preparation of projections, cash flow analyses and budgets;

(c)	assist with the preparation of annual and interim financial statements, including all financial statement notes and accompanying schedules thereto and all necessary period-end reconciliations and associated period-end journal entries, in compliance with U.S. GAAP and the applicable SEC Rules;

(d)	assist the Company in monitoring changes and developments in U.S. GAAP and the SEC Rules relating to financial reporting and in determining the applicability thereof to the Company;

(e)	assist in planning for all necessary reviews and/or audits of the Company’s financial statements;

(f)	maintain all accounting records supporting the Company’s financial statements separate and discrete from the accounting records of the Contractor;

(g)	assist in coordinating the review and/or audit of such financial statements by the Company’s independent auditing firm and the delivery to such auditing firm of all internal records and other supporting information requested by such firm;

(h)	assist with the preparation and filing of all necessary tax returns;

(i)	assist the Company in developing, implementing and assessing the necessary and appropriate procedures to enable the Company to assess and report on its internal controls, including assisting with (i) identification of key risks and controls, (ii) developing tests for such controls, (iii) performing tests of such controls, (iv) correction of inadequate controls, and (v) reporting the results of the foregoing;

(j)	attend seminars and courses relating to updates in U.S. GAAP, SEC Rules and Exchange Rules; and

(k)	provide such other assistance as the Company may reasonably request from time to time.
The Manager undertakes to use its best endeavors to provide the Accounting Services in accordance with all applicable SEC Rules and Exchange Rules, consistent with sound business practices of public companies that file reports with the SEC, and in the best interests of the Company. In connection with the Accounting Services, the Manager shall report to the Company’s President and Chief Executive Officer, its Chief Financial Officer and its Audit Committee. The Manager acknowledges and agrees that in conformity with Exchange Rules it will be subject to the oversight of the Company’s Audit Committee and will provide the Company’s Audit Committee access to all of its books and records in connection with the Accounting Services. The Contractor acknowledges and agrees that, in connection with the Accounting Services hereunder, it will be required to maintain its records relating to the Company in a manner that will ensure that the Company is in compliance with the applicable SEC Rules and Exchange Rules. The Manager agrees that all personnel providing the Accounting Services shall have the appropriate qualifications, experience and knowledge necessary to provide the Accounting Services.
3.1.12	prepare and submit annual budgets and quarterly projections for the approval of the Board and, if requested, provide monthly statements of accounts and quarterly statements of account and analysis of operating income and expenses as well as such other statements, special reports, memoranda and original or copies of documents as the Board of the Company or the relevant Subsidiary may reasonably require all such books, records and accounts to be available to the Board of the Company and of the relevant Subsidiary or authorised officers of the Company for inspection at all reasonable times;

3.1.13	in addition to the requirements of Clause 3.1.12, at the end of each three-month period, provide to the Board or the relevant Subsidiary an analysis of the previous three months’ trading and results of operations together with the intended budget for the operations of each Subsidiary and each Ship in the next quarter;

3.1.14	prepare and submit all documents and reports required by the U.S. Securities and Exchange Commission in respect of the Company and its Subsidiaries and by loan agreements to which the Company or its Subsidiaries are party;

3.1.15	ensure that the Ships are at all times insured for hull and machinery, war, loss of hire (as appropriate or necessary) and P&I risks in accordance with good shipping practice and handle all claims arising in connection with the insurance of the Ships and otherwise including:
(a)	the preparation, documentation and submission of claims to insurers and/or P&I Clubs;

(b)	the making of settlements of claims against insurers and/or P&I Clubs subject to the instructions from time to time of the Company and the relevant Subsidiary; and

(c)	the following-up of claims and settlements;
3.1.16	keep the Board informed of planned drydocking and other significant off-hire periods; and arrange for and supervise drydocking, surveys and repairs, renewals, alterations, improvements and maintenance of the Ships;

3.1.17	in the event of an emergency affecting a Ship, take any necessary steps as quickly as possible on its own initiative (though consulting with the Board of the Company and any relevant Subsidiary to the extent practicable) including the engaging of salvage or towage services, the posting of security, notification to brokers and insurers, engagement of surveyors or other experts and, without limitation, the taking of any other steps necessary or desirable in the circumstances;

3.1.18	undertake all the functions, duties and obligations of the secretary of each Subsidiary in accordance with the laws and regulations of their respective jurisdictions of organization and any other laws applicable to them, including but not limited to the keeping and updating of company records and statutory books and the filing of all necessary documents with the relevant authorities;

3.1.19	subject to the limitations provided elsewhere in this Agreement, enter into, make and perform all contracts, agreements and other undertakings as may be, in the opinion of the Manager, necessary or advisable or incidental to the carrying out of the objectives of this Agreement;

3.1.20	ensure that the Company’s Code of Business Conduct and its Insider Trading Policy are observed by it and its officers and employees.
3.2	In connection with (a) that certain Lease Agreement for Commercial Purposes dated 30 October 2006 entered into between “Klenco II S.A.” as lessor (the “Lessor”) and the Manager as lessee (the “Lease Agreement A”), pursuant to which the Manager has leased for a period commencing from 1 December 2006 and terminating on 30 November 2011 premises comprising the fourth floor of an office building situated at 4 Mavrokordatou Str. & 89 Akti Miaouli, Piraeus, Greece, having a total area of 381.70 square meters, consisting of office spaces, one kitchenette and two WCs and having in its exclusive use parking in the subbasement of the building (the “Premises A”), and (b) that certain Lease Agreement for Commercial Purposes dated 12 March 2008 entered into between the Lessor and the Manager as lessee (the “Lease Agreement B,” and together with the Lease Agreement A, the “Lease Agreement”), pursuant to which the Manager has leased for a period commencing from 15 March 2008 and terminating on 30 November 2011 premises comprising the third floor of the above office building, having a total area of 529 square meters, consisting of office spaces, one kitchenette and two WCs and having in its exclusive use parking in the subbasement of the building (the “Premises B,” and together with Premises A, the “Premises”), the following provisions shall apply:
3.2.1	The Manager has equipped the Premises with office furniture and up-to-date electronic, filing and communications equipment (the “Equipment”) as may be necessary or appropriate for the operation of a shipping and management company, and agrees to continue to provide such Equipment throughout the Term of this Agreement.

3.2.2	The Company acknowledges that the Manager supervised, and has expended certain sums in connection with, the renovation of the Premises to suit the management of the Company’s and the Subsidiaries’ business operations and, in consideration therefor, agrees to reimburse the Manager the aggregate sum of US$300,000 for such renovation.

3.2.3	The Manager agrees to permit the Company, in order to further promote the Company’s local business interests through such representatives in Greece, such representatives to be either resident or visiting (the “Company Representatives”) to use the Premises under the terms and on the conditions as set forth below:
(a)	Non-exclusive use by the Company Representatives of half of the Premises.

(b)	Non-exclusive use by the Company Representatives of parking spaces for three (3) vehicles out of the total parking space for ten (10) vehicles belonging to the exclusive use of the Premises.

(c)	Non-exclusive use by the Company Representatives of the kitchenette and the WCs of the Premises.

(d)	Non-exclusive use by the Company Representatives of the office furniture and Equipment located in the Premises.

(e)	Secretarial support to the Company Representatives by the staff of the Manager, including filing, handling of incoming and outgoing correspondence of any form, reply services in the absence of the Company Representatives, etc.
3.2.4	In exchange for the above, the Company hereby undertakes to pay to the Manager thoughout the Term of the Agreement and on a monthly basis (a) one-half of the monthly rent and corresponding stamp duty that the Manager is under an obligation to pay to the lessor for the Premises, according to the terms of the Lease Agreement, being noted that such amount will be automatically re-adjusted at each time as the same are re-adjusted under the terms of the Lease Agreement, and (b) at each time due and payable monthly by the Manager under the terms of the Lease Agreement, one-half of the common charges and expenses (the “Common Charges”) in respect of the building in which the Premises are situated, which Common Charges are shared together with all the other lessees and/or owners (as the case may be) of the office building in which the Premises is located (the amounts payable under Sub-Clauses (a) and (b) above are collectively referred to as the “Premises Fee”). The monthly rent currently payable by the Manager to the lessor under the terms of the Lease Agreement is Euro 19,409 plus stamp duty payable in advance for each month and accordingly the amount currently payable by the

Company to the Manager is Euro 9,704.50 plus the stamp duty corresponding to said amount and such amount shall be payable by the Company at the same time that the rent is payable by the Manager to the lessor under the terms of the Lease Agreement. The amount payable by the Company to the Manager in respect of the Common Charges shall be payable simultaneously with payment of same by the Manager to the manager of the building.

The Manager is entitled at its absolute discretion to make reasonable extra charges for telephone and fax expenses and occupation of its staff depending on the volume of work of the Company, provided that the Manager agrees to provide the Company with reasonable advance notice of and detail regarding any such extra charges.
3.2.5	No representation, warranty or guarantee, express or implied, is given by the Manager in respect of the Premises or the Equipment (as indicatively in respect of quality, continuous functioning, merchantability, etc.) and the Company hereby irrevocably and unconditionally waives any right to claim damages due to defect of the Premises or the Equipment or any act or omission of the staff of the Manager or for any other reason whatsoever.

3.2.6	The Company confirms and acknowledges that it has perused a copy of the Lease Agreement and fully approves its contents and hereby undertakes the obligation to fully abide by all the terms and conditions of the Lease Agreement and to inform and instruct the Company Representatives to act accordingly. The Company confirms and acknowledges that it has surveyed the Premises and the Equipment, fully approves the condition of same and acknowledges suitability of same for the intended purpose. The Company undertakes to indemnify on demand the Manager in respect of any damage caused by the Company Representatives to the Premises or the Equipment.

3.2.7	The Manager and the Company agree that the foregoing Clause 3.2 will automatically expire at the same time that the Lease Agreement expires or is terminated for any reason whatsoever. Upon such expiration of this Agreement, no indemnity or damages whatsoever shall be due to or payable by either party. Upon expiration or termination of the Lease Agreement, the Manager will make every reasonable effort to find new suitable office space, taking under consideration the market conditions prevailing at that time, in which case the Company will be under an obligation to pay the rent plus corresponding stamp duty payable and the Common Charges.

3.2.8	Upon the expiration or termination of the Lease Agreement, the Company will redeliver the Premises and the Equipment in the same good condition as on the date of this Agreement, fair wear and tear excepted.

4. RIGHTS AND OBLIGATIONS
4.1	The Manager shall observe and comply with the Articles of Incorporation, By-Laws or other governing documents (as applicable) of each of the Company and the Subsidiaries, the resolutions of the Boards of each of the Company and the Subsidiaries notified to them, and the provisions of any prospectus, explanatory memorandum or other such document relating to the Company distributed to the Manager from time to time by or on behalf of the Company, provided that the same do not contravene applicable law governing the establishment and operation of the Manager’s office in Greece. All activities engaged in by the Manager hereunder including the chartering of a Ship shall at all times be subject to the control of and review by the Company and the relevant Subsidiary and, without limiting the generality of the foregoing, the Company and the relevant Subsidiary may from time to time instruct the Manager as to the exercise of the rights attached to ownership of the relevant Ship and the Manager shall use their best efforts to give effect to all such directions and shall use their best efforts (but without guarantee) to procure that any person, firm or company to whom any functions may be directly delegated by the Company or any of the Subsidiaries shall give effect to all such directions. In connection with its performance of the Management Services, the Manager shall not, without the express written consent of the Company and the relevant Subsidiary, commit the Company or such Subsidiary to any expenditure in respect of any one item or in any month in respect of the Ship which exceeds the limits (if any) from time to time prescribed by the Company and such Subsidiary; provided that such consent shall be deemed to have been given if such expenditure was included in a budget provided pursuant to the provisions of Clause 3.1.11, 3.1.12 or 3.1.13 and thereafter approved by the Company and such Subsidiary.

4.2	Notwithstanding the provisions of Clause 4.1, the Manager shall have the discretion to commit the Company or a Subsidiary to extra expenditure not included in the budget up to a limit prescribed by the Company or a Subsidiary where it deems such expenditure to be required for the safe and sound maintenance and operation of the Ship.

4.3	The foregoing provisions of Clauses 3 and 4 shall be in addition to the obligations of the Manager to each Subsidiary as set forth in the applicable Management Agreement entered into between the Manager and each Subsidiary. In the event of a conflict between this Agreement and the provisions of any such Management Agreement, the provisions of the applicable Management Agreement shall control.
5. TAXES
5.1	The Manager will at all times exercise the rights and powers and perform the duties or any of them conferred upon it by this Agreement, the Management Agreements, any supplemental agreement, or otherwise by the Company or any Subsidiary so as not knowingly to render the Company or any Subsidiary liable for any tax imposed by any jurisdiction on any part of its income without the consent of the Company or any Subsidiary.
6. REMUNERATION AND FEES
6.1	In consideration of the Management Services provided by the Manager under this Agreement, and in addition to the Ship management fees payable by each Subsidiary to the Manager under the Management Agreements, the payment of which is hereby guaranteed by the Company, and the Premises Fee payable pursuant to Clause 3.2.4 above, the Company agrees to pay to the Manager fees calculated from the Effective Date as follows (the “Management Fees”):
6.1.1	US$100,000 per month, plus;

6.1.2	Such additional amounts as are necessary to reimburse the Manager for all out of pocket costs and expenses, to include traveling, auditing, legal assistance and all extraordinary expenses in connection with technical and/or operational assistance and other unexpected expenses, incurred in connection with the provision of the Management Services by the Manager.
6.2	The applicable rate of remuneration payable to the Manager under Clause 6.1.1 shall be further adjusted upwards if :
6.2.1	the Euro should have strengthened against the U.S. dollar at the last business day of each month during the Term of this Agreement such that the Euro-US exchange rate is more than 1.35, in which case the rate of remuneration shall be adjusted, effective as of the first day of the following month, upwards by the percentage amount by which the Euro has so strengthened against the U.S. dollar; or

6.2.2	the Manager should incur a material unforeseen increase in the costs of providing the Management Services, in which case the amount and effective date of such increase will be as agreed between the Company and the Manager.
7. PAYMENT OF BONUS
7.1	In addition to the Management Fees, the Company shall pay to the Manager an annual bonus (the “Bonus”), as may be determined by the Company’s compensation committee from time to time. Such Bonus may be based on a formula determined in advance by the compensation committee or may be determined based on, and by reference to, the historical results achieved by the Company for a fiscal year. Such determination shall take into account the size and growth of the Company’s fleet, the Company’s operating results for the fiscal year, and such other factors, whether ordinary or extraordinary, as the compensation committee may, in its discretion, determine to be appropriate for such purpose.
7.2	A Bonus, if payable, shall be paid on or before 31 March in each year for which a Bonus is granted. Such Bonus shall be paid in cash, shares of the Company’s capital stock, or Company securities convertible into or exchangeable for shares of the Company’s capital stock, or any combination thereof, as the compensation committee shall determine.

7.3	In consideration of the longstanding and existing relationship between the Company and the Manager, and of the Manager’s services to the Company since its organization, the Company agrees to pay the Manager an initial Bonus consisting of [______] shares of the Company’s common stock.
8. UNDERTAKINGS
8.1	The Manager undertakes to carry out the Management Services efficiently and in the best interests of the Company.

8.2	The Manager shall not contract on behalf of the Company or any of the Subsidiaries or arrange any contract or transaction for or on behalf of the Company or any Subsidiary with itself or any of its affiliates (all such contracts and transactions being “interested party transactions”) except on terms no less favorable than would exist if such contract or transaction were to be entered into with unrelated third parties on an arm’s length basis. The Manager shall also not so contract if any interested party transaction is reasonably likely to involve payments or a value in excess of US$100,000 individually for such contract or transaction or in the aggregate with any related transactions within any period of five (5) years, without the approval of the Board of Company and any affected Subsidiary except:
8.2.1	agreements in effect prior to the date of this Agreement;

8.2.2	where the payment or payments concerned represent reimbursement to the Manager in respect of arrangements with third parties where the Manager has contracted as agent on behalf of the Company;

8.2.3	where the relevant contract or transaction occurs following or connected with emergency situations relating to the operation of the Company’s Ships; and

8.2.4	where the Board of Directors consider that certain contracts or transactions or a class of contracts or transactions may occur repeatedly and have given a general exemption for such transactions or class of transactions.
All interested party transactions not specifically approved in advance by the Board of the Company and any affected Subsidiary shall be reported to the Board of the Company no less frequently than at the next meeting of the Board immediately following such transaction.
8.3	All discounts, commissions, rebates and benefits of whatever nature received by the Manager in the course of its performance of the Management Services shall be held to the account of the relevant Subsidiary or, if a particular Subsidiary cannot be identified, the Subsidiaries equally.
9. EXCLUSION OF LIABILITY
9.1	Without prejudice to Clause 9.2, the Manager shall be under no liability whatsoever for any damages or loss of whatsoever nature (including loss of profit due to detention or delay) whensoever and howsoever arising in course of performance of the Management Services by the Manager or any agents, superintendents, officers, crew, management personnel or other persons or independent contractors employed by the Manager in connection with the Management Services, unless the same shall be proved to have resulted from the willful misconduct or gross negligence of the Manager or any person to whom performance of any of the Management Services has been delegated by the Manager in which case (save where loss, damage, delay or expense has resulted from the Manager’s personal act or omission committed with the intent to cause the same, or recklessly and with knowledge that such loss, damage, delay or expense would probably result), the Manager’s liability for each incident or series of incidents giving rise to a claim or claims shall never exceed (a) with respect to the Company, a total of ten (10) times the then-current annual Management Fees payable to the Manager hereunder, and (b) with respect to a Ship and the related Subsidiary, a total of ten (10) times the then-current annual management fee payable with respect to such Ship under the related Management Agreement.

9.2	Subject to the obligations of the Manager to effect insurances pursuant to Clause 3.1.15, the Manager shall not be responsible for the loss of or damage to any property of the Company and the Subsidiaries in the possession of the Manager or for any failure to fulfill its duties to the Company under this Agreement if such loss, damage or failure shall be caused by or directly or indirectly due to war damage, enemy action, the act of any government or other competent authority, riot, civil commotion, rebellion, storm, tempest, accident, fire, lockout, strike or other cause whatsoever beyond the control of the Manager or other persons to whom performance of the Management Services has been delegated by the Manager provided that the Manager or other persons shall use all reasonable efforts to avoid or minimise the effects of the same.

9.3	Notwithstanding anything that may appear to the contrary in this Agreement, the Manager shall not be liable for any of the actions of the crew employed in connection with the Ships, even if such actions are negligent or in willful disregard of obligations, except only to the extent that they are shown to have resulted from a failure by the Manager to discharge its obligations to provide the Management Services, in which case its liability shall be limited in accordance with the terms of Clause 9.1.

10. TERMINATION
10.1	This Agreement will terminate automatically:
10.1.1	following an order made or resolution passed for the purpose of winding up of the Manager or if a receiver shall be appointed of the undertaking or property of the Manager or if the Manager shall cease to carry on its business or make any special arrangement or composition with its creditors;

10.1.2	upon the completion of the winding-up of the business of the Company following liquidation or otherwise.
10.2	The Company or the Manager may terminate this Agreement by giving ninety (90) days’ notice in writing to the other in any of the following events:
10.2.1	at any time if the other shall commit any breach of its obligations under this Agreement by virtue of its willful misconduct or negligence and (if such breach is capable of remedy) shall fail within thirty (30) days of receipt of notice so requiring it to make good such breach and such breach is material to the party giving notice; or

10.2.2	if the Manager shall be unable or otherwise fail to perform any or all of the Management Services to a material extent for a continuous period of sixty (60) days in circumstances covered by Clause 9.2;

provided that the Company may not terminate this Agreement by reason of such an event which relates to only one of the Subsidiaries individually.
10.3	The Company may terminate this Agreement by giving one hundred eighty (180) days’ notice in writing to the Manager if there has been a change of control in the shareholding of the Manager, unless such change has previously been agreed in writing by the Board of the Company.

10.4	The Manager may terminate this Agreement by giving the Company and the Subsidiaries not less than one (1) year’s notice of intention to terminate the same, any such notice of termination to be given on or before an anniversary of the Effective Date to take effect on the succeeding anniversary of the Effective Date.

10.5	The appointment of the Manager may be terminated by the Company, or by any of the Subsidiaries with respect to such Subsidiary, by sixty (60) days’ prior written notice if the Manager shall be, become or be deemed to be or become resident for tax purposes or carry on business within the United Kingdom or the United States or elsewhere in circumstances that cause the Company or any of the Subsidiaries to become liable for tax on any part of its income in the country of such residence or carrying on of business.

10.6	The Manager may terminate this Agreement upon sixty (60) days’ prior written notice to the Company in the event that the Company undergoes a “Change of Control.” For the purposes of this Clause 10.6, “Change of Control” shall mean:
10.6.1	the election of any director whose election was not recommended by the then-current Board of Directors;

10.6.2	any person or entity or group of affiliated persons or entities (other than the Company) becomes a beneficial owner, directly or indirectly, of 15% or more of the Company’s voting securities or all or substantially all of the assets of the Company;

10.6.3	the Company enters into a definitive agreement that contemplates the merger, consolidation or combination of the Company with an unaffiliated entity in which either or both of the following is to occur: (i) the Board of Directors of the Company immediately prior to such merger, consolidation or combination will constitute less than a majority of the board of directors of the surviving, new or combined entity; or (ii) less than a majority of the outstanding voting securities of the surviving, new or combined entity will be beneficially owned by the shareholders of the Company immediately prior to such merger, consolidation or combination; provided, however, that if any definitive agreement to merge, consolidate or combine is terminated without consummation of the transaction, then no Change in Control shall be deemed to have occurred pursuant to this paragraph;

10.6.4	the Company enters into a definitive agreement that contemplates the transfer of all or substantially all of the Company’s assets, other than to a wholly owned subsidiary of the Company; provided, however, that if any definitive agreement to transfer assets is terminated without consummation of the transfer, then no Change in Control shall be deemed to have occurred pursuant to this paragraph; or

10.6.5	a majority of the members of the Board of Directors of the Company shall be persons who: (i) were not members of the Board on the date of the annual shareholders’ meeting immediately preceding the Change of Control (“current members”); and (ii) were not nominated by the unanimous affirmative vote of the current members of the Board at the time of their nomination (“future designees”); and (iii) were not nominated by the unanimous affirmative vote of the current members and future designees, taken as a group, of the Board at the time of their nomination;
Any such notice must be given within one hundred eighty (180) days of the Change of Control.
10.7	Upon the effective date of termination pursuant to Clause 10.6, the Manager shall promptly terminate its services under this Agreement, as may be required in order to minimise any interruption to the business of the Company and the Subsidiaries.

10.8	Upon termination, the Manager shall as promptly as possible submit a final accounting of funds received and disbursed under this Agreement and of any remaining Management Fees due from the Company, calculated pro rata to the date of termination (but subject to Clause 10.9), and any disbursed funds of the Company or the Subsidiaries in the Manager’s possession or control will be promptly paid by the Manager as directed by the Company or may be set off against any sums due from the Company hereunder.

10.9	If this Agreement is terminated under Clause 10.6, the Company shall pay to the Manager an amount equal to:
10.9.1	the total aggregate of the Premises Fees to which the Manager would be entitled pursuant to Clause 3.2.4 from the date of such termination to the end of the Term of this Agreement; plus

10.9.2	twenty-five (25) multiplied by the sum of (a) the annualized aggregate Ship management fees to which the Manager would be entitled under the Management Agreements, based on the monthly Ship management fees in effect on the date of termination, and (b) the annualized Management Fee to which the Manager would be entitled under this Agreement, based on the monthly Management Fee in effect on the date of termination; plus

10.9.3	twenty-five (25) multiplied by the average of the Bonuses previously paid to the Manager under Clause 7 (with the dollar value of any Bonus paid in shares or other securities of the Company based on the aggregate fair market value of such shares or securities on the date such Bonus was awarded).
10.10	The authorities contained in this Agreement are continuing ones and shall remain in full force and effect until revoked by termination of this Agreement in accordance with the provisions of this Clause 10. Such revocation shall not affect any liability in any way resulting from transactions initiated prior to such revocation.

10.11	Any termination of this Agreement pursuant to this Clause 10 shall be without prejudice to any claims each party may have upon the other.
11. RATIFICATION
11.1	Subject to Clause 4, the Company and the Subsidiaries hereby ratify and confirm and undertake at all times to allow, ratify and confirm all and whatsoever the Manager shall lawfully do or cause to be done in the performance of its duties as Manager hereunder. Except to the extent that the Manager would be liable under Clause 9.1, the Company and the Subsidiaries further undertake at all times hereafter to keep the Manager indemnified on demand against all actions, proceedings, claims and demands or liabilities whatsoever which may be brought commenced or prosecuted against or incurred by the Manager and also against all costs, damages and expenses which the Manager may in any way pay or incur in defending or settling the same or otherwise in consequence of the Manager acting as Manager of the affairs of the Company and the Subsidiaries or of any Ship or in respect of any matters or things in relation thereto. In addition, the Company and the Subsidiaries agree to reimburse to the Manager any moneys which it may properly expend on behalf of the Company or any of the Subsidiaries in connection with its duties under this Agreement.
12. ASSIGNS AND SUCCESSORS
12.1	Each party may, with the prior written consent of the other party, to be exercised in the other party’s respective discretion, assign all its rights and obligations hereunder to any other company, person, firm or institution acceptable to the other party; provided, however, that any such assignee shall execute and deliver to the other party an instrument in writing in form and substance acceptable to such other party whereby it shall assume the obligations of the assignor hereunder and agree to be bound by the provisions hereof, whereupon such assignee shall become the successor to the assignor hereunder and thereafter such successor may exercise all of the powers and enjoy all of the rights and be subject to all of the duties and obligations of the assignor hereunder as fully as though originally named as a party to this Agreement.
13. CONFIDENTIALITY
13.1	None of the parties hereto shall (except under compulsion of law or in compliance with the requirements of any regulatory authority or stock exchange on which the shares of the Company are listed), either before or after the termination of this Agreement, disclose to any person not authorized by the relevant party to receive it any confidential information relating to such party or to the affairs of such party of which the party disclosing the same shall have become possessed during the period of this Agreement, and each party shall use all reasonable endeavours to prevent any such disclosure as aforesaid.
14. NOTICES
14.1	Any notice to be given by any party to this Agreement shall be in writing and will be deemed duly served if delivered personally or by registered post or sent by fax to the addressee at the address set out below:

the Company:	FreeSeas Inc.
c/o I. Fassolis & Partners Law Offices
15 Sachtouri Street
185 36 Piraeus, Greece
Fax No: 011 30 210 4183 015

the Manager:	Free Bulkers, S.A.
89 Akti Miaouli & 4 Mavrokordatou Street
185 38 Piraeus, Greece
Fax No: 011 30 210 429 1010
or at such other address as the party to be served may have notified as its address for service.
14.2	Any notice sent by fax shall be deemed served when dispatched and shall be effective when actually received, except that if sent outside normal office hours such notice shall be deemed to be effective at commencement of business on the succeeding business day and any notice served by registered post shall be deemed served when received. In proving the service of any notice it will be sufficient to prove, in the case of a fax, that such fax was duly dispatched to a current fax number of the addressee.
15. GOVERNING LAW; JURISDICTION
15.1	This Agreement shall be governed in all respects by the laws of England.

15.2	The parties agree that any legal actions or proceedings arising out of or in connection with this Agreement may be brought in the English courts and the parties irrevocably and unconditionally submit to the jurisdiction of such courts. The Company hereby appoints Messrs. Atlas Maritime Services Ltd., Enterprise House, 113-115 George Lane, London E18 1AB, England, as its agent for service of process in England under this Agreement. The Manager hereby appoints [________________________] as its agent for service of process in England under this Agreement. The submission to such jurisdiction shall not (and shall not be construed so as to) limit the taking of proceedings in the courts of any other competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.

16. ENTIRE AGREEMENT
16.1	This Agreement constitutes the entire agreement between the parties with respect to the subject matter herein and supersedes all prior agreements and understandings, written or oral, with respect thereto.
17. THIRD PARTIES
17.1	This agreement is not intended to, nor shall it create, any rights, claims or benefits enforceable by any person not a party to it. A person who is not a party to this agreement may not enforce or otherwise have the benefit of, any provision of this agreement under the Contracts (Rights of Third Parties) Act 1999.
[SIGNATURES APPEAR ON THE FOLLOWING PAGE]

AS WITNESS the hands of the duly authorised representatives of the parties

SIGNED by	)
for and on behalf of	)	/s/ Ion G. Varouxakis
FREESEAS INC.	)

SIGNED by	)
for and on behalf of	)	/s/ ILLEGIBLE
FREE BULKERS, S.A.	)